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                              March 15, 2023

       Jeffrey Lavers
       President
       3M Health Care Co
       3M Center
       St. Paul , Minnesota 55144

                                                        Re: 3M Health Care Co
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted February
14, 2023
                                                            CIK 0001964738

       Dear Jeffrey Lavers:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12G submitted February 14, 2023

       Exhibit 99.1 Information Statement
       Industry Information, page i

   1. We note your disclosure that: i) you have not independently verified the data from industry analyses and
cannot guarantee their accuracy or completeness; and, ii) that the data regarding industry
size and SpinCo's competitive position within the industry is inherently imprecise.
These statements appear to imply a disclaimer of responsibility for this information in the
registration statement. Please either revise this section to remove such implication or
specifically state that you are liable for all information in the registration statement.
 Jeffrey Lavers
3M Health Care Co
March 15, 2023
Page 2
Information Statement Summary, page 11

2. Please revise the description of your strengths, strategy and risks factors to ensure a balanced presentation. The risk factor discussion should be as prominent in detail and presentation as the discussion of your strengths and strategy. Please revise the risk factor discussion to expand each bullet to provide additional detail and highlight any risks relating to the spin-off and changes to your business by addressing them first. Include a more prominent discussion of the risks related to operating as a separate entity, as provided in further detail beginning on page 43, and the risks associated with the expected indebtedness, as noted on pages 9 and 47.

Market Segment Opportunity, page 13

3. We note your statement that the industries in which you participate represent an over $190 billion global opportunity, and your disclosure of the market opportunity in each of the four listed market segments. First, please clarify what you mean by "global opportunity"
         and the basis for the $190 billion total given the total of the four segments. Second, please please provide the basis for the market opportunity estimates for each of your listed segments, including and the assumptions underlying these statements and growth rates.
Investment Highlights, page 14

4. To the extent you make broad statements of leadership with respect to SpinCo, please revise to clarify or substantiate the claims or state that these are your beliefs. We note the statements on pages 11-18 and elsewhere in the document, that the company is a "global healthcare leader;" that "SpinCo is an integral part of the global healthcare ecosystem;"
       and your "businesses and employees are united to advance the state of human health across the globe by leveraging the most advanced technology in healthcare and experience in research and development, manufacturing, marketing and regulatory compliance;" and, finally, that SpinCo has a "world-class, technologically advanced manufacturing
FirstName LastNameJeffrey Lavers
       infrastructure." These are only examples; however, please revise these and similar
Comapany    Name3M
       statements       Health Care
                    to provide      Co context, substantiate them, or state
them as your belief.
                               additional
March 15, 2023 Page 2
FirstName LastName
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey Lavers
           Care Co
Comapany
March      Name3M Health Care Co
       15, 2023
March3 15, 2023 Page 3
Page
FirstName LastName
5. Despite the focus on healthcare throughout the document, we note only brief mention of the regulation by the FDA in the risk factors on pages 34 and 38 and in the Regulatory section on page 108. Please revise the Regulatory section and other relevant discussions to disclose the extent to which SpinCo's segments and products are regulated as pharmaceuticals, medical devices or otherwise by the FDA or other regulatory agencies.
         Refer to Item 101(c)(2)(i) of Regulation S-K and Item 1 of Form 10. In addition, in the summary, to the extent you refer to particular products or studies, please revise to clarify if they are considered drugs, medical devices or fall in another regulated category, particularly to the extent you address efficacy. Revise the references to any studies, efficacy and/or safety claims to clarify if they have been approved by the FDA or similar regulatory authorities.
Risk Factors
SpinCo's results may be impacted by the effects of, and changes in, worldwide economic, political, regulatory, international trade and geopo, page 28

6. We note that in September 2022, ParentCo committed to a pending sale of ParentCo's
         Russian subsidiaries, which appears to include subsidiaries of SpinCo. Please revise to disclose any potential risks or impact that the sale may have on SpinCo. Further, please describe with greater specificity the impact that the discontinued sales into Russia had on the healthcare segments that will be spun-off to SpinCo in your MD&A section.
If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S, page 48

7. Please revise to clarify that the conditions that you obtain a private letter ruling from the
         IRS and opinion(s) from tax advisors are waivable conditions.
The Separation and Distribution
Conditions to the Distribution, page 64

8. We note your disclosure on page 64 that the consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by ParentCo of opinions from your tax advisors. We also note your disclosure that
         ParentCo may waive any of the conditions to the distribution. Revise to highlight the material consequences of the waiver of any of the tax opinions or tax rulings and provide a cross-reference to a discussion of the consequences of these waivers in an appropriate section of the information statement. Please also revise to clarify whether the
         ParentCo board would consider the waiver of any of the tax opinions or tax rulings material for the purposes of informing stockholders. We note that you address on page 65 other examples which the board might consider material and actions it may take to advise security holders.
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey Lavers
           Care Co
Comapany
March      Name3M Health Care Co
       15, 2023
March4 15, 2023 Page 4
Page
FirstName LastName
Our Segments, page 85

9.       Revise to provide disclosure regarding SpinCo   s competitive
conditions that are material
         to an understanding of its business for each market segment discussed. Refer to Item
         101(c)(1)(ii) of Regulation S-K and Section II.B.2.b. of Securities Act Release No. 10825
         (Oct. 8, 2020),    Modernization of Regulation S-K Items 101, 103 and
105.
Intellectual Property, page 107

10. We note the disclosure here that you "do not consider any single IP asset or group of assets to be of material importance to any segment or to the business as a whole;"
         however, we also note that specific products identified in the information statement with respect to certain segments, and that SpinCo is a significantly different entity than
         ParentCo. Please revise your intellectual property disclosure to provide a more specific discussion of the type of patent protection on which you rely for a product family or material product, including a discussion of expiration dates and jurisdiction. Please explain whether you license any patents for any material product or product family.
Properties, page 108

11. We note that you have manufacturing and assembly production capabilities in 30 plants across 14 countries. Please expand your disclosure to include the locations of your manufacturing sites, whether you own or lease these properties and to describe the general character of these facilities. Refer to Item 102 of Regulation S-K and
Item 3 of Form 10.
Certain Relationships and Related Party Transactions, page 139

12. Please disclose in greater detail the contractual obligations and responsibilities of both you and 3M, and the financial terms of each of the agreements you intend to enter into prior to
         the spinoff. Clarify which    form of    related party agreements in
the Exhibits index will
         be replaced with final, signed agreements prior to the Form 10 going effective.
Material U.S. Federal Income Tax Consequences, page 145

13. We note that you have provided a summary of the tax consequences "generally," and the disclosure is conditioned on if 3M receives the IRS ruling and the opinion of its tax advisors. Please revise this section to provide an unqualified tax opinion in accordance with Regulation S-K, Item 601(b)(8). Refer to to Sections III.C.3 and 4 of Staff Legal
         Bulletin No. 19 for guidance regarding disclosure of assumptions and opinions subject to uncertainty.
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey Lavers
           Care Co
Comapany
March      Name3M Health Care Co
       15, 2023
March5 15, 2023 Page 5
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FirstName LastName
14.      On page 145, you state that the disclosure is    for general
information only and is not tax
         advice    and that investors should    consult their own tax advisors
as to the specific tax
         consequences of the distribution. and the merger to that stockholder . .. . including the application and effect of any U.S. federal . . . tax laws.
Investors are entitled to rely on
         your disclosure. Revise to eliminate these inappropriate disclaimers, and clarify that you have disclose the material U.S. federal tax consequences. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of
         Staff Legal Bulletin No. 19.
Note 1. Description of the Business and Basis of Presentation
Basis of Presentation, page F-9

15. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Refer to Question 1 of SAB Topic 1:B.1.
16. Please disclose management s estimates of what expenses would have been on a stand-
         alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Please disclose if it is impracticable to estimate. Refer to Question 2 of SAB
         Topic 1:B.1.
17. We note that external debt, including any related interest expense, associated with the debt of 3M Company which is not directly attributable to the Health Care Business has been excluded from the combined financial statements. Please help us further understand how you determined that no interest expense needed to be allocated to the Health Care
         Business. Please also confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of 3M Company or that there are no commitments to use your cash flows to service 3M Company's debt subsequent to the separation.
Research and Development, page F-13

18. We note that you include technical support and costs related to patents in Research and
         Development expenses. Please address the following related to these components:
             Please tell us the specific nature of these costs;
             Please tell us the amounts reflected in Research and Development expenses each period presented; and
             Please tell us what consideration you gave to ASC 730-10-55-1 through 55-2 in determining these costs should be reflected in Research and Development expenses.
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey Lavers
           Care Co
Comapany
March      Name3M Health Care Co
       15, 2023
March6 15, 2023 Page 6
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FirstName LastName
Note 4. Revenue Recognition, page F-16

19. Please tell us what consideration you gave to providing disaggregated revenue disclosures that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 and 55-89 to 55-91. For example, this could be based on the nature of the revenues, type of good or service, or timing of transfer of goods or services.
Note 11. Commitments and Contingencies, page F-26

20.      We note that the Form 10-K for 3M Company for the year ended December
31, 2022
         includes disclosures regarding the various legal and regulatory contingencies related to
         PFAs. Please help us understand if these matters are also related to the Health Care
         Business. In this regard, it appears to also be related to food packaging which would appear to be part of the Food Safety Division. We note that this division was part of the
         Health Care Business segment and divested of in 2022.
21. Regarding the Federal False Claims Act/Qui Tam Litigation, please clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred in excess of the amount accrued. If so, please disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-
         50-3.
22. We remind you that Question 2 of SAB Topic 5:Y states that product liabilities typically are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. In this regard, please address what consideration was given to the other suggested disclosures discussed in questions 2 and 3 of SAB Topic 5:Y such as:
             The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
             The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recover;
             Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers; and
             The number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary.
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey Lavers
           Care Co
Comapany
March      Name3M Health Care Co
       15, 2023
March7 15, 2023 Page 7
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Note 13. Related Party Transactions and Corporate Allocations, page F-29

23. Please address your presentation of intercompany balances with 3M and your basis for recording in equity rather than as intercompany assets and liabilities. Please specifically address 3M Company's past practices of settling intercompany funding as well as how
         intercompany amounts will be settled pursuant to the transaction   s
terms. Please also
         discuss any financing arrangements with 3M Company. Refer to Question 4 of SAB Topic
         1:B.1.
Note 14 - Segment and Geographical Information, page F-30

24. We note that approximately 46% of your sales were International. Please tell us whether revenue from any individual foreign county is material and if so, how you considered the guidance in ASC 280-10-50-41.
25. We note the discussion beginning on page 85 of the different product types sold by your segments. Please tell us what consideration was given to the guidance in ASC 280-10-50-
         40 in determining that your current disclosures provide adequate information regarding your products and services.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:      Jenna Levine, Esq.